UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-9788

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAUER, INC.
(Exact Name of Registrant as Specified in its Charter)

2 Science Road, Glenwood, Illinois	60425
(Address of Principal Executive Offices)	(Zip Code)

(708) 755-7000
(Registrant's Telephone Number, Including Area Code)

LANDAUER, INC.

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2011 and 2010

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

INDEX TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

Landauer, Inc. 401(k) Retirement Savings Plan

Glenwood, Illinois

We have audited the accompanying statements of net assets available for benefits of the Landauer, Inc. 401(k) Retirement Savings Plan (“Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois

June 25, 2012

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2011 and 2010

	2011	2010
ASSETS
Investments, at fair value	$10,673,260	$10,139,387

Receivables:
Notes receivable from participants	291,841	279,729
Employer contributions	--	487
Participant contributions	--	1,133
Total receivables	291,841	281,349

Total Assets	10,965,101	10,420,736

LIABILITIES
Excess participant contributions to be refunded	--	10,099

NET ASSETS AVAILABLE FOR BENEFITS	$10,965,101	$10,410,637

See accompanying notes to the financial statements.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

2011
ADDITIONS TO NET ASSETS
Interest and dividend income	$257,344

Contributions:
Employer	550,350
Participant	778,482
Total contributions	1,328,832

Total Additions	1,586,176

DEDUCTIONS FROM NET ASSETS
Net depreciation in fair value of investments	627,111
Benefits paid to participants	401,181
Administrative expenses	3,420

Total Deductions	1,031,712

NET INCREASE	554,464

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	10,410,637

End of year	$10,965,101

See accompanying notes to the financial statements.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Landauer, Inc. 401(k) Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution salary reduction plan covering all eligible employees of Landauer, Inc. (the “Company”) who are not covered by a collective bargaining agreement and are at least 18 years of age. Eligible employees may participate in the Plan the first day of the month following, or coinciding with, 30 days of service.

Effective January 1, 2002, the Company amended and restated the Plan by adopting the ADP non-standardized 401(k) profit sharing plan and trust. Effective April 1, 2009, the Plan was amended, changing benefits as outlined herein. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan has a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs on the first day of each Plan year, and participants may decline such rate increases or elect a different rate.

Each plan participant may make pretax contributions up to 80% of eligible compensation. The Company matches 50% of the first 6% of eligible compensation deferred. In addition, the Company may make annual discretionary profit sharing contributions. During the year ended December 31, 2011, the Company made a $249,742 profit sharing contribution to the Plan.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contribution, and allocations of (a) the Company’s matching contribution, (b) account earnings, and (c) the Company’s profit sharing contribution, if any. Each participant’s account is charged with an allocation of administrative expenses paid by the Plan and with the participant’s withdrawals.

The participants have the option to invest at their discretion into any group of investments selected by the trustees. As of December 31, 2011, there were twenty-six investments available including: Landauer Stock Fund, eight JPMorgan funds, four Invesco funds, three Morgan Stanley funds, two Oppenheimer funds, one Alger fund, one American Century Fund, one Davis fund, one DWS Investments fund, one Eaton Vance fund, one Federated Investors fund, one Legg Mason fund and one Pioneer Investments fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant hired prior to April 1, 2009 is 100% vested at all times in his or her account that represents the salary reduction contributions, any rollover amount accepted by the Plan on his or her behalf, the employer match, and actual earnings thereon. A participant hired after April 1, 2009 vests in Company match and profit sharing contributions at three years of service from date of hire.

Notes Receivable from Participants

Participants may borrow from $500 to $50,000 or fifty percent of their account balance, whichever is less. Any note is secured by the balance in the participant’s account and bears interest at 1% over the prime rate at the time the note is requested. Notes are required to be repaid in five years or less. Principal and interest are paid ratably through payroll deductions.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal or substantially equal annual installments payable over the participant’s life expectancy. Hardship withdrawal is also permitted. In-service withdrawals are allowed after a participant has reached 59½ years of age.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting under U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Risks and Uncertainties

The Plan invests in various investments that, in general, are exposed to various risks, such as interest rate, liquidity, credit risk, and overall market volatility risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments may occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

As of December 31, 2011 and 2010, approximately 14% and 16%, respectively, of the Plan’s net assets were invested in the Company common stock through the Landauer Stock Fund.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits

Benefit payments are recorded when paid.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive investment contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund at December 31, 2011. No adjustments from fair value to contract value are presented in the statements of net assets available for benefits as of December 31, 2011, as the amounts of the adjustments have been determined to be immaterial.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications had no effect on the Plan’s net assets available for benefits.

3.	INVESTMENTS

The following table presents investments, at fair value, which represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2011	2010
Common Stock:
Landauer, Inc. Common Stock	$ 1,526,701	$ 1,616,883
Mutual Funds:
Alger Capital Appreciation Fund	1,213,815	345,810	*
Federated Investors Total Return Bond Fund	611,647	491,771	*
Invesco Equally Weighted S&P 500 Fund	702,012	622,029
Invesco Van Kampen Growth & Income Fund	757,558	776,058
Legg Mason ClearBridge Mid Cap Core Fund	749,910	-
Morgan Stanley Liquid Asset Fund	1,100,193	1,130,324
Davis Opportunity Fund	-	833,088
Oppenheimer Small & Mid Cap Value Fund	-	568,385
AllianceBernstein International Growth Fund	-	656,845

* Investment does not represent 5% or more of the Plan’s net assets available for benefits.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

During the year ended December 31, 2011, the Plan’s investments, including those investments bought and sold, as well as held during the year, depreciated in value as follows:

Mutual funds	$398,095
Common stock of the plan sponsor	229,016
$627,111

The Plan’s investments earned interest and dividend income of $257,344 for the year ended December 31, 2011.

4.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan to sell an asset or paid by the Plan to transfer a liability in an orderly transaction between market participants at the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and common stock: The fair values of registered investment companies and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Money market accounts: Fair values of money market deposit accounts have been determined to approximate their net asset values (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

Stable value fund: Fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies and other financial institutions, with the objective of providing an interest income reasonably obtained under prevailing market conditions and rates, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund generally provides for Plan redemptions at the market value upon 10 days' notice.

The methods described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The following tables set forth by level, within the fair value hierarchy, the plan’s fair value measurements at December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market account	$ -	$ 21,491	$ -
Landauer, Inc. common stock	1,526,701	-	-
Stable value fund	-	28,129	-
Registered investment companies
- Money market fund	1,100,193	-	-
- Value	1,292,362	-	-
- Blended	2,109,783	-	-
- Fixed income	1,069,702	-	-
- Growth	1,428,570	-	-
- International	1,071,418	-	-
- Lifecycle blended	262,029	-	-
- Lifecycle equities	762,882	-	-
Total investments at fair value	$ 10,623,640	$ 49,620	$ -

There were no significant transfers between Level 1 and Level 2 during the year ended December 31, 2011.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market account	$ -	$ 53,403	$ -
Landauer, Inc. common stock	1,616,883	-	-
Registered investment companies
- Money market fund	1,130,324	-	-
- Value	1,167,094	-	-
- Blended	1,273,591	-	-
- Fixed income	837,981	-	-
- Growth	2,100,739	-	-
- International	1,161,044	-	-
- Lifecycle blended	229,408	-	-
- Lifecycle equities	568,920	-	-
Total investments at fair value	$ 10,085,984	$ 53,403	$ -

5.	PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of certain mutual funds managed by Morgan Stanley, the Plan’s investment advisor, and a money market fund managed by State Street Bank and Trust, the Trustee of the Plan. The value of these combined investments at December 31, 2011 and 2010 was $1,830,016 and $1,496,738, respectively. ADP Retirement Services provides recordkeeping and other administrative services. Fees paid by the Plan to the trustee and recordkeeper totaled $3,420 for the year ended December 31, 2011.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The Plan also allows participants to invest their account balances in shares of Landauer, Inc. common stock through the Landauer Stock Fund. The number of shares of Landauer, Inc. common stock held by the Plan at December 31, 2011 and 2010 was 29,645 shares and 26,962 shares, respectively. The value of these shares at December 31, 2011 and 2010 was $1,526,701 and $1,616,883, respectively. Dividends of $59,169 were paid on these shares for the year ended December 31, 2011.

The Plan also allows participants to take notes receivable from their accounts in the Plan. These transactions also qualify as party-in-interest. The value of the notes receivable were $291,841 and $279,729 at December 31, 2011 and 2010, respectively.

6.	INCOME TAX STATUS

The Plan is relying on a favorable opinion letter dated March 31, 2008 issued to ADP, Inc., the plan document sponsor. The Plan is not required to file for an individual determination letter in addition to the opinion letter received from the Internal Revenue Service. Although the Plan has been amended from the prototype document that received the favorable opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost **	Current Value

		Common Stock:
*	Landauer, Inc.	Common stock	n/a	$ 1,526,701

		Money Market Fund:
*	State Street Bank & Trust	Short Term Investment Fund	n/a	21,491

		Mutual Funds:
	Alger	Capital Appreciation Fund	n/a	1,213,815
	American Century	Government Bond Fund	n/a	458,055
	Davis	New York Venture Fund	n/a	467,222
	DWS Dreman	Small Cap Value Fund	n/a	129,036
	Eaton Vance	Dividend Builder Fund	n/a	190,639
	Federated Investors	Total Return Bond Fund	n/a	611,647
	Invesco	Equally Weighted S&P 500 Fund	n/a	702,012
	Invesco	Van Kampen Comstock Fund	n/a	405,768
	Invesco	Van Kampen Growth & Income Fund	n/a	757,558
	JPMorgan	SmartRetirement 2015 Fund	n/a	151,955
	JPMorgan	SmartRetirement 2020 Fund	n/a	110,074
	JPMorgan	SmartRetirement 2025 Fund	n/a	144,329
	JPMorgan	SmartRetirement 2030 Fund	n/a	305,079
	JPMorgan	SmartRetirement 2035 Fund	n/a	43,876
	JPMorgan	SmartRetirement 2040 Fund	n/a	117,472
	JPMorgan	SmartRetirement 2045 Fund	n/a	92,693
	JPMorgan	SmartRetirement 2050 Fund	n/a	59,433

*	Represents a party-in-interest.
**	All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost **	Current Value

	Legg Mason	ClearBridge Mid Cap Core Fund	n/a	$ 749,910
*	Morgan Stanley	Global Strategist Fund	n/a	495,575
*	Morgan Stanley	Liquid Asset Fund	n/a	1,100,193
*	Morgan Stanley	Multi Cap Growth Fund	n/a	212,757
	Oppenheimer	Developing Markets Fund	n/a	37,345
	Oppenheimer	International Growth Fund	n/a	538,498
	Pioneer Investments	Oak Ridge Small Cap Growth Fund	n/a	1,998

		Collective Trust:
	Invesco	Stable Value Fund	n/a	28,129

		Other:
*	Plan participants	Notes receivable from participants (interest rates from 4.25% to 9.25%)	n/a	291,841

		Total assets		$ 10,965,101

*	Represents a party-in-interest.
**	All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Landauer, Inc. 401(k) Retirement Savings Plan

LANDAUER, INC.

June 25, 2012	By:	/s/ Michael K. Burke
Michael K. Burke
Senior Vice President and Chief Financial Officer (Principal Financial Officer)